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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

CLARY CORPORATION
(Name of Subject Company (Issuer))

DYNAMIC POWER CORPORATION
ADDMASTER CORPORATION
JOHN G. CLARY
JOHN P. CLARY
HUGH L. CLARY
(Names of Filing Persons (Offeror))

Common Shares, $1.00 Par Value
Series A Preferred Shares, $5.00 Par Value
(Title of Class of Securities)

182720102—Common Shares
None—Series A Preferred Shares
(CUSIP Number of Class of Securities)

John G. Clary
President, Dynamic Power Corporation
225 East Huntington Drive
Monrovia, California 91016
(626) 305-9109
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
John A. Laco, Esq.
Mark T. Uyeda, Esq.
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$2,628,730(1)	$241.85(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,299,867 common shares at a purchase price of $2.00 per share and (ii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002 and (b) the exercise of all outstanding options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $239.70	Filing Party: Dynamic Power Corporation
Form or Registration No.: Schedule TO-T/13E-3	Date Filed: December 17, 2002
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented, the "Joint Schedule") filed with the Securities and Exchange Commission on December 17, 2002 by Dynamic Power Corporation, a California corporation ("DPC"). The Joint Schedule relates to the offer by DPC to purchase all of the outstanding common shares and Series A preferred shares of Clary Corporation, a California corporation (the "Company"), held by the shareholders of the Company not affiliated with the Purchaser (as defined below), including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share, net in cash, without interest thereon. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal dated December 17, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Joint Schedule.

        This Amendment No. 1 is being filed on behalf of DPC, Addmaster Corporation ("Addmaster") and each of John G. Clary, John P. Clary, and Hugh L. Clary. By executing this Amendment No. 1, each of Addmaster, John G. Clary, John P. Clary and Hugh L. Clary expressly adopts the Joint Schedule as if such person was originally a signatory thereto and assumes joint responsibility with DPC for the original dissemination of the Offer to the shareholders of the Company. The definition of "Purchaser" as used in the Joint Schedule is hereby amended to refer collectively to DPC, Addmaster, John G. Clary, John P. Clary and Hugh L. Clary.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. This Amendment No. 1 should be read together with the Schedule TO and Schedule 13E-3 filed by DPC on December 17, 2002. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Item 4.    Terms of the Transaction

        Item 4 is hereby amended and supplemented as follows:

        (a)  Section 11, "Withdrawal Rights," beginning on page 42 of the Offer to Purchase, is amended by inserting the following at the end of the first paragraph:

  "Shares not yet accepted for payment after the expiration of sixty days from the commencement of the Offer may be withdrawn. See Section 14(d)(5) of the Exchange Act."

        (b)  Section 12, "Acceptance for Payment and Payment," beginning on page 43 of the Offer to Purchase, is amended as follows:

          (i)    In the first paragraph, the second sentence is deleted and replaced with the following:

  "All questions as to the satisfaction of such terms and conditions will be reasonably determined by the Purchaser and its determination will be final and binding on all parties."

          (ii)  In the first paragraph, the fourth sentence is deleted and replaced with the following:

  "The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in anticipation of government regulatory approvals, but not to effect general legal compliance."

        (c)  Section 13, "Certain U.S. Federal Income Tax Consequences," beginning on page 44 of the Offer to Purchase, is amended by inserting the following paragraph immediately before the first paragraph:

          "The Purchaser does not believe that the transactions contemplated by the Offer, the Merger and the Merger Agreement will result in any material federal income tax liability being incurred by the Company, the Purchaser or their affiliates."

        (d)  Section 19, "Certain Conditions of the Offer," beginning on page 61 of the Offer to Purchase, is amended by deleting the phrase "(including any action or inaction by the Purchaser)" from the first sentence of the second paragraph.

Item 7.    Source and Amount of Funds or Other Consideration

        Item 7 is hereby amended and supplemented as follows:

        Section 17, "Source and Amount of Funds," beginning on page 52 of the Offer to Purchase, is amended by deleting the third sentence and inserting the following:

  "If the Minimum Condition is satisfied, Addmaster will loan to DPC cash sufficient to pay for all the Shares accepted pursuant to this Offer and for related fees and expenses from Addmaster's cash on hand."

Item 8.    Interests in Securities of the Subject Company

        Item 8 is hereby amended and supplemented as follows:

        Section 14, "Price Range of Shares; Dividends; Purchases of Shares—Price Range of Shares," beginning on page 46 of the Offer to Purchase, is amended by deleting the second table and inserting the following:

	Share Ownership
	Common		Series A
Name	Number	Percentage (%)	Number	Percentage (%)(1)
Addmaster Corporation (2)	1,016,648	35.7	0	*
John G. Clary (3)	286,589	11.9	5,761	52.2%
John P. Clary	148,638	6.2	0	*
Hugh L. Clary	89,902	3.7	0	*
Donald G. Ash (4)	87,377	3.6	922	7.2%
Barbara P. Clary	48,000	2.0	0	*
Russell T. Gilbert	42,000	1.7	0	*
John J. Guerin	2,100	*	0	*

*
less than 1.0%.

(1)
Based on 11,033 Series A preferred shares outstanding as of November 5, 2002.

(2)
Includes 440,000 common shares receivable upon conversion of Addmaster's holdings of Series B preferred shares.

(3)
Includes 6,625 common shares receivable upon conversion of Mr. Clary's holdings of Series A preferred shares.

(4)
Includes 1,060 common shares receivable upon conversion of Mr. Ash's holdings of Series A preferred shares.

Item 11.    Additional Information

        Item 11 is hereby amended and supplemented as follows:

        (a)  Section 15, "Certain Information Concerning the Company—Company Information," beginning on page 50 of the Offer to Purchase, is amended by deleting the second sentence and inserting the following text in its place:

  "Although neither the Purchaser nor the Information Agent has any knowledge that any such information is untrue, the Purchaser and the Information Agent cannot provide any assurance as to the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information."

        (b)  Section 18, "Certain Agreements—Efforts," beginning on page 55 of the Offer to Purchase, is amended by deleting the phrase "as defined in Section 19, "Conditions of the Offer"" and inserting the phrase "as defined in the Merger Agreement" in its place.

Item 12.    Exhibits

Exhibit No.	Description
Exhibit (c)(1)	Opinion of The Mentor Group dated December 17, 2002[1]
Exhibit (c)(2)	Report of The Mentor Group dated November 6, 2002[2]
Exhibit (c)(3)	Draft Report of The Mentor Group dated August 5, 2002[3]
Exhibit (c)(4)	Draft Report of The Mentor Group dated May 22, 2002[4]

Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

Incorporated by reference to Exhibit (a)(17) to the Schedule 14D-9/A filed by Clary Corporation on January 7, 2003.

Incorporated by reference to Exhibit (a)(16) to the Schedule 14D-9/A filed by Clary Corporation on January 7, 2003.

Item 13.    Information Required By Schedule 13e-3

        Item 13 is hereby amended and supplemented as follows:

        (a)  Section 1, "Background of the Offer; Contacts with the Company—Background of the Offer," beginning on page 14 of the Offer to Purchase, is amended as follows:

          (i)    The first paragraph is amended by inserting the following at the end thereof:

  "However, Addmaster had always been dissuaded from making an offer due to the significant costs and expense associated with a going private transaction. By early 2002, however, Addmaster believed that the costs of maintaining the Company's status as a public company would increase significantly in order to comply with new federal and state legislation and regulations. In evaluating the potential costs of going private against the continued and anticipated increasing expenses of operating a public company, Addmaster concluded that it was appropriate to move forward with a transaction at that time."

          (ii)  After the second paragraph, the following new paragraphs are inserted:

          "On May 22, 2002, The Mentor Group presented to an officer of the Company a draft valuation report, based upon operating results of the Company through the first quarter ended March 31, 2002. In that valuation, The Mentor Group estimated the range of per share values of the Company's common shares to be between $1.75 and $2.04. A copy of this report is filed as Annex C to Amendment No. 1 to the Schedule 14D-9 and incorporated herein by reference.

          On August 5, 2002, The Mentor Group presented to an officer of the Company a revised draft valuation report based upon operating results for the six months ended June 30, 2002. By June 2002, it became apparent that large state budget deficits were forcing many municipalities to defer or forego battery backup purchases. This major shift, coupled with a longer lead time for new product development, was the principal reason for the projections to be revised from the May 22nd report. The Mentor Group estimated the range of per share values of the Company's common shares to be between $1.67 and $1.90, at June 30, 2002. A copy of this report is filed as Annex D to Amendment No. 1 to the Schedule 14D-9 and incorporated herein by reference.

          The final valuation report presented to the Special Committee on November 6, 2002 incorporated the Company's operating results for the nine months ended September 30, 2002 and estimated the range of per share values of the Company's common shares to be between $1.74 and $1.97. For the preparation of each draft report and the final report, The Mentor Group and the Company's management worked together in the development of the projections contained in the valuation (which are contained in Exhibits 3, 4.1 and 4.2 of each report). Both draft reports utilized the same procedures and analytical techniques as the final report, which are summarized in Section 6, "Reports Opinions, Appraisals and Negotiations.""

          (iii)  The third paragraph is amended by deleting the reference in the first sentence to "John G. Clary and other members of the Clary family" and inserting "John G. Clary, John P. Clary and Hugh L. Clary" in its place.

          (iv)  The third paragraph is amended by inserting the following sentence at the end thereof:

  "The participants at the meeting also agreed that John G. Clary would be responsible for representing DPC, Addmaster and the other Family Shareholders in the negotiations with the Company and any special committee that might be set up by the Board of Directors. The participants authorized John G. Clary to initiate negotiations with the Company by sending a letter to the Board of Directors with the Purchaser's offer."

          (v)  The fifth paragraph is amended by deleting the last sentence in its entirety and inserting the following:

  "In the letter, the Purchaser indicated its intent to de-register and de-list the Company following a successful acquisition of the outstanding shares of the Company's capital stock, expressed the Purchaser's hope to have the Board of Directors support the Purchaser in the Offer, and indicated the willingness of representatives of the Purchaser, as well as its legal counsel, to meet with the Board of Directors and/or its representatives to discuss the proposal."

          (vi)  The ninth paragraph is amended by deleting the fifth sentence thereof and inserting the following:

  "The Special Committee specifically considered the fact that The Mentor Group was previously engaged jointly by Addmaster and the Company to perform a valuation analysis of the Company, with fees and expenses of The Mentor Group divided evenly between Addmaster and the Company, and concluded that no conflict of interest existed, for the reasons described in Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company.""

          (vii) The sixteenth paragraph is amended by deleting the paragraph in its entirety and inserting the following:

          "From October 28, 2002 until November 22, 2002, attorneys for the Purchaser conducted due diligence on the Company. During the due diligence review, the Purchaser and its counsel contemplated and proposed to the Special Committee and its counsel several different types of transactions for dealing with the outstanding Series A preferred shares of the Company. Under one scenario, the Purchaser considered offering the holders of Series A preferred shares a price of $2.30 per share, reflecting a price equal to the common share Offer Price on an as-converted basis for the Series A preferred shares (reflecting a conversion ratio of 1.15 common shares for each Series A preferred share). However, it was noted that the rights, preferences and privileges of the Series A preferred shares provide for a liquidation preference as well as redemption at the Company's option in the amount of $5.50 per share, and therefore it would be unlikely that any holder would tender Series A preferred shares, or agree to a conversion of such shares in common shares, if such holder would ultimately receive less than $5.50 per share. As a result, the Purchaser proposed that the Company effect a redemption of the Series A preferred shares for $5.50 per share. However, the Special Committee expressed its concerns with incurring the transaction costs and time associated with conducting a redemption offering, and suggested that, given the fact that only 11,000 Series A preferred shares were outstanding, it would be most efficient for the Purchaser to simply offer $5.50 per share for the Series A preferred shares.

          On December 5, 2002, legal counsel representing the Purchaser delivered a draft of the Merger Agreement and Offer to Purchase to legal counsel representing the Special Committee.

          On December 9, 2002, the Special Committee held a telephonic meeting with a representative of The Mentor Group and legal counsel for the Special Committee, to discuss the Special Committee's on-going analysis of the fairness of the proposed common share Offer Price of $2.00 per share. Mr. Gilbert and Mr. Ash each reviewed with the Special Committee their respective independent analysis of the proposed common share Offer Price of $2.00 per share, which was based primarily on an assessment of fair market value based, in part, on historical trading prices and the lack of any meaningful alternative acquisition offer. Additionally, the Special Committee engaged in an extensive discussion with the representative of The Mentor Group with respect to the factors being considered by The Mentor Group in formulating its anticipated written fairness opinion. Based on their independent review and analysis, as well as the discussion with The Mentor Group, the Special Committee members determined that they did not have an adequate basis to make a counteroffer with respect to the proposed common share Offer Price.

          Following such discussion, the Special Committee and its legal counsel discussed key terms of the draft Merger Agreement and Offer to Purchase, and expressed their respective comments to the terms set forth in the drafts. The Special Committee instructed legal counsel to forward their comments and changes on the Merger Agreement and Offer to Purchase to legal counsel for the Purchaser, and also instructed legal counsel to prepare a draft Schedule 14D-9 for the Special Committee's review and completion.

          On December 11, 2002, the Special Committee held another telephonic meeting, with its legal counsel also attending, as a drafting session for the draft Schedule 14D-9. The Special Committee authorized its legal counsel to present the draft Schedule 14D-9 to the Purchaser and its legal counsel for their review and comment. The Special Committee also reviewed the anticipated schedule for finalizing the documents and commencing the tender offer.

          On December 11, 2002 and December 12, 2002, legal counsel for the Purchaser and legal counsel for the Special Committee engaged in negotiations, by telephone as well as electronic correspondence, regarding the terms of the draft Merger Agreement and Offer to Purchase. In particular, the parties focused on the treatment of option holders in the proposed transaction, the scope of representations and warranties being made by both the Company and the Purchaser in the Merger Agreement, the Company's obligations to pay the Purchaser's expenses in the event the Company terminates the transaction and the continued indemnity obligations of the Purchaser of the Company's officers and directors following the closing of the transaction. The Special Committee also provided its textual comments to the Offer to Purchase, namely to the sections which describe the actions and considerations of the Special Committee."

          (viii)  The nineteenth paragraph is amended by deleting the paragraph in its entirety and inserting the following:

          "On December 17, 2002, the Special Committee held a meeting to consider the Purchaser's proposed offer with the advice of its legal counsel and financial advisor. Legal counsel for the Special Committee advised the members of their fiduciary duties and summarized the proposed terms of the Merger Agreement and related documents. The financial advisor for the Special Committee reviewed its financial analysis of the price of $2.00 per common share payable in the proposed Offer and discussed its views with the Special Committee as to the fairness of the proposed common share Offer Price. The Mentor Group concluded that, based upon and subject to the matters set forth in its written opinion, the common share Offer Price was fair from a financial point of view to the Unaffiliated Shareholders. The Mentor Group delivered its written opinion dated as of December 17, 2002 to this effect to the Special Committee. The Special Committee members reflected on and discussed the views and conclusion of its financial advisor. Each member of the Special Committee then discussed the extent of his independent study and analysis of the materials relating to the proposed offer and merger over the past six-week period, and noted that, based in part on the fact that the Special Committee had access to independent counsel and a financial advisor, he felt comfortable with his performance as a Special Committee member. The Special Committee then summarily reviewed each of the key reasons for recommending approval of the proposed Offer and Merger, which reasons are described in Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company." After open discussion, the Special Committee unanimously voted to determine that the Merger Agreement, the Offer and the Merger are fair from a financial point of view to, and in the best interests of, the Unaffiliated Shareholders of the Company, to approve the Merger Agreement, the Offer and the Merger and recommended that the Board of Directors approve the Offer and that Unaffiliated Shareholders tender their Shares pursuant to the Offer. The members of the Special Committee confirmed that each had relied on his knowledge of the business, financial condition and prospects of the Company, as well as the advice of financial and legal advisors, in evaluating the Merger Agreement, the Offer and the Merger."

        (b)  Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company—Fairness of the Offer," beginning on page 17 of the Offer to Purchase, is amended as follows:

          (i)    The second paragraph is amended by inserting the section heading "Special Committee" at the beginning of the paragraph.

          (ii)  The following paragraphs are inserted immediately after the second paragraph:

          "The Board of Directors considered carefully the actual and potential conflicts of interest of certain of its members before establishing the Special Committee of disinterested directors to consider the Offer. The Board of Directors concluded that Messrs. John G. Clary, John P. Clary and Hugh L. Clary may have actual or potential conflicts in considering the Offer as Family Shareholders, and as a result of their relationships with Addmaster and/or DPC. On the other hand, the Board concluded that Messrs. Donald G. Ash, Russell T. Gilbert and John J. Guerin did not have any such actual or potential conflicts.

          The Board of Directors then specifically considered the employment and other relationships between each of Messrs. Ash, Gilbert and Guerin and the Company in determining whether they were disinterested. Mr. Gilbert has no employment or other relationship with either the Purchaser, Addmaster or the Company, other than his position as a director of the Company. Mr. Ash has no employment or other relationship with the Purchaser or Addmaster, but he is a director and the Treasurer and Chief Financial Officer of the Company. Mr. Guerin also has no employment relationship with the Purchaser or Addmaster, but he is the beneficial owner of 4,600 common shares of Addmaster, and he is the Secretary of the Company. The Board of Directors determined that Mr. Guerin is disinterested for the following reasons. First, Mr. Guerin's share ownership in Addmaster is nominal, and equates to less than 1% of the total issued and outstanding shares of Addmaster. Second, Mr. Guerin does not have any other material relationships or affiliations with

  Addmaster, DPC or the Family Shareholders. Third, although Mr. Guerin is a director and the Secretary of the Company, he is not ostensibly deemed an employee of the Company since he is a practicing attorney who maintains his own independent office, his position as Secretary of the Company does not require Mr. Guerin to devote a significant amount of his time to the Company over and above what is required of him as a director, and his compensation from the Company is almost exclusively based on his service as an attorney.

          Based upon the foregoing, the Board of Directors' unanimous approval of the Merger Agreement, the Offer and the Merger at the December 17, 2002 meeting, established by vote of the required quorum of the Board of Directors (with the two Purchaser-affiliated directors attending for purposes of establishing a quorum but abstaining from the vote and one Purchaser-affiliated director not attending), constitutes the approval of the Merger Agreement, the Offer and the Merger by a majority of the directors of the Company who are disinterested and who are not employees of the Company.

          The Board of Directors and the Special Committee also considered the necessity and desirability of retaining a professional investment advisor to act as a representative of the Unaffiliated Shareholders in negotiating the terms of the Offer or preparing a report on the fairness of the Offer to the Unaffiliated Shareholders. The Board of Directors and the Special Committee concluded that the efforts of any such independent Unaffiliated Shareholder representative would be duplicative of the efforts of the Special Committee and its independent financial advisor, and thus that engaging such a representative would be unnecessary. The Board of Directors and the Special Committee further concluded that the additional expense that the Company would incur to retain any such independent Unaffiliated Shareholder advisor would be significant in light of the total transaction size, and thus that engaging such a representative would be undesirable."

        (c)  Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company—Reasons," beginning on page 18 of the Offer to Purchase, is amended as follows:

          (i)    In the first sentence of the first bullet point of the first paragraph, the reference to "Each" is amended to read "The Board of Directors considered the role of the Special Committee, and the fact that each".

          (ii)  In the second sentence of the first bullet point of the first paragraph, the reference to "Because" is amended to read "The Board of Directors considered the fact that because".

          (iii)  In the first sentence of the second bullet point of the first paragraph, the reference to "The Special Committee" is amended to read "The Board of Directors and the Special Committee".

          (iv)  After the second sentence of the second bullet point of the first paragraph, the following text is inserted:

  "With respect to the determination of the value (including goodwill and going concern value) of the Company, the Special Committee and the Board of Directors relied upon The Mentor Group's analysis and specifically adopted such analysis as their own."

          (v)  The following text is inserted at the end of the second bullet point of the first paragraph:

  "The Board of Directors' and the Special Committee's consideration of The Mentor Group's analyses and written opinion was not impacted by the fact that The Mentor Group had previously been engaged jointly by Addmaster and the Company to perform a valuation analysis of the Company, with fees and expenses of The Mentor Group divided evenly between Addmaster and the Company, as the Special Committee had concluded that no conflict of interest existed, for the following reasons. First, The Mentor Group had not had any direct dealings with Addmaster, its employees, officers or directors during the course of its engagement. Second, Addmaster had not commented on or expressed any indication of approval or disapproval of The Mentor Group's preliminary valuation analyses of the Company. Third, the Board of Directors and the Special Committee deemed it unlikely that Addmaster would have or be able to exert any influence over The Mentor Group merely as a result of the joint financial arrangement, given the fact that Addmaster's total payment to The Mentor Group amounted only to $18,000. Finally, The Mentor Group's compensation was structured so that it would receive a flat fee for its valuation analysis and written opinion (plus additional flat fees for updating the analysis and opinion as new financial data became available), plus an hourly fee for its assistance in completing the drafting of the Offer to Purchase and Schedule 14D-9. Thus, The Mentor Group does not face any conflict of interest arising from a direct financial interest in whether or not the Offer to Purchase and Merger are successful."

          (vi)  In the third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and thirteenth bullet points of the first paragraph, the references to "Special Committee" are amended to read "Board of Directors and the Special Committee".

          (vii) References to "shareholders" in the third and fifth sentences of the sixth and eleventh bullet points of the first paragraph are amended to read "Unaffiliated Shareholders".

          (viii)  The following text shall be inserted as a new bullet point after the thirteenth bullet point of the first paragraph:

  "•  Goodwill and Going Concern Value. The Special Committee and the Board of Directors reviewed the goodwill and going concern value of the Company. With respect to the going concern value of the Company, included in The Mentor Group's range of fair market values is the calculated value of the generic intangible asset known as goodwill/going concern. The Mentor Group identified this asset class of the Company and individually listed it as goodwill or going concern value, and is shown as Item 6 in each Exhibit 5 to The Mentor Group's notational valuation reports (see Annexes B through D of the Schedule 14D-9 as amended). This identifiable intangible asset relates to the true operating relationship of assets in an ongoing business. It is the additional element of value which attaches to property by reason of its existence as an integral part of a going concern. Going concern value is manifested in the business's ability to resume business activity without interruption and to continue generating sales after an acquisition. In The Mentor Group's final report, the goodwill and going concern value of the Company approximates 38 percent to 47 percent of the market value of its underlying assets, as shown in Exhibits 5.1 and 5.2 of Annex B."

          (ix)  The second bullet point of the second paragraph of the section beginning on page 20 of the Offer to Purchase is amended by inserting the following at the end of the paragraph:

  "Alternatively, if the Minimum Condition is not satisfied and the Purchaser determines to nevertheless consummate the Offer by waiving the Minimum Condition, in such case formal approval of all shareholders would be required to accomplish the Merger, unless the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing."

          (x)  In the first sentence of the first, second, third and fifth bullet points of the third paragraph of the section beginning on page 20 of the Offer to Purchase which list countervailing factors considered by the Board of Directors and the Special Committee, each reference to "Special Committee" is amended to read "Board of Directors and the Special Committee."

          (xi)  The following text shall be inserted as a new bullet point after the fifth bullet point of the third paragraph of the section beginning on page 20 of the Offer to Purchase which lists countervailing factors considered by the Board of Directors and the Special Committee:

  "•  No Consideration of Liquidation Value. The Special Committee and the Board of Directors considered whether to conduct a detailed liquidation value analysis. In making their determination, the Special Committee and the Board of Directors relied on their own judgment that, given the nature of the Company's assets and business, that fair market value of the Company was the most appropriate measure of value and that liquidation value would not be relevant or material to security holders. Other than inventory and work in progress, the Company's tangible assets are comprised of a few specialized pieces of manufacturing equipment and tools, necessary to facilitate the assembly into a finished product of the UPS board set electronic circuits designed and supplied by Addmaster. The business of the Company is primarily the performance of assembly services. For example, for a naval shipboard application, the Company would take the board set supplied by Addmaster, mate it with an isolation transformer, add various circuit breakers and controls, mount the elements in a ruggedized rack-moutable chassis, design and mount appropriate cooling systems, utilize military style connectors, and qualify the design under a variety of standards and specifications. Accordingly, the Special Committee and the Board of Directors concluded that the assets of the Company could not be sold at prices that would be significantly higher than the book value of the assets. The Special Committee and the Board of Directors therefore looked at the book value of the Company to determine whether a liquidation analysis would produce a relevant or material measure of the value of the Company. Because the book value per share of the Company as of September 30, 2002 ($0.97) was less than one-half of the common share Offer Price, the Special Committee and the Board of Directors did not conduct any detailed liquidation analysis and did not consider liquidation value of the Company to be relevant or material to their determination of a fair common share Offer Price.

          The Special Committee and the Board of Directors further concluded that it was not appropriate to use liquidation value because it often assumes a forced sale within 90 to 120 days, rather than valuing the assets as a going concern. Instead, the Special Committee and the Board of Directors considered fair market value and the analysis provided by The Mentor Group. The Special Committee and the Board of Directors believed that prudent prospective purchasers would not be interested in the liquidation value of individual assets, but rather their contribution to future income of a going concern business operation, including income derived from cost savings and productivity increases of its underlying assets. The Special Committee and the Board of Directors defined fair market value as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy nor to sell, and both having reasonable knowledge of relevant facts."

        (d)  Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company—Alternatives," beginning on page 21 of the Offer to Purchase, is amended by deleting the second sentence and inserting the following:

  "Although the Company has not actively solicited any third party offers, it has similarly received no inquiries or offers from third parties to acquire the Company within the last two years. The Board of Directors and the Special Committee believe that it is unlikely that the Company would receive a solicited or an unsolicited third party offer given the substantial ownership interest in the

  Company by Addmaster and the Family Shareholders, and therefore the Board of Directors and the Special Committee do not believe that the Company has foregone any alternatives by not actively soliciting a third party offer, nor is the Board of Directors' or the Special Committee's determination of the fairness of the Offer affected by the Company's failure to actively solicit third party offers."

        (e)  Section 2, "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company—Recent Financial Developments," beginning on page 22 of the Offer to Purchase, is amended by inserting the following between the second and the third paragraphs:

  "In connection with the review of the transactions contemplated by the Offer and the Merger, the Company's management cooperated with the Mentor Group in the mutual development of certain projections of financial information for the years ending December 31, 2002 through December 31, 2003. For the periods ending December 31, 2004 through December 31, 2006, The Mentor Group independently developed the forecast statements and cash flow statements. All of these projections are set forth below:

CLARY CORPORATION

PROJECTED INCOME STATEMENTS

	PROJECTED FOR THE YEARS ENDING DECEMBER 31,
	2002		2003		2004		2005		2006
		% Of Sales		% Of Sales		% Of Sales		% Of Sales		% Of Sales
NET REVENUES
COMBINED(a)	$6,261,640	100.0%	$8,390,598	100.0%	$9,649,187	100.0%	$11,096,565	100.0%	$12,761,050	100.0%

TOTAL REVENUES	6,261,640	100.0%	8,390,596	100.0%	9,649,187	100.0%	11,096,565	100.0%	12,761,050	100.0%
COST OF GOODS SOLD EXPENSES:(a)(b)
COST OF SALES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	5,904,283	62.2%	7,939,925	62.2%
TOTAL CGS EXPENSES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	5,904,283	62.2%	7,939,925	62.2%
DEPRECIATION AND AMORTIZATION(c)	33,181	0.5%	39,417	0.5%	35,672	0.4%	32,333	0.3%	26,425	0.2%

GROSS MARGIN	2,348,121	37.5%	3,130,550	37.3%	3,609,791	37.4%	4,159,950	37.5%	4,794,699	37.6%
ENGINEERING/PRODUCT DEVELOP.	385,153	6.2%	467,530	5.6%	537,660	5.6%	618,309	5.6%	711,055	5.6%
GEN. AND ADMIN. EXPENSES(a)(b)(d)	1,084,284	17.3%	1,452,941	17.3%	1,670,882	17.3%	1,921,515	17.3%	2,209,742	17.3%

OPERATING INCOME	878,683	14.0%	1,210,079	14.4%	1,401,249	14.5%	1,620,126	14.6%	1,873,903	14.7%
OPERATING INCOME/(EXPENSES):
OTHER EXPENSE	(216,642)	-3.5%	31,032	0.4%	35,686	0.4%	41,039	0.4%	47,195	0.4%
INTEREST EXPENSE—LTD(e)	(13,000)	-0.2%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
INTEREST EXPENSE—OTHER(f)	(31,000)	-0.5%	(32,550)	-0.4%	(34,178)	-0.4%	(35,586)	-0.3%	(37,681)	-0.3%

TOTAL OTHER INCOME/(EXPENSE)	(260,642)	-4.2%	(1,518)	-0.0%	1,509	0.0%	5,153	0.0%	9,515	0.1%
TAXABLE INCOME	617,841	9.9%	1,208,561	14.4%	1,402,758	14.5%	1,625,279	14.6%	1,883,417	14.8%

INCOME TAXES(g)	61,764		247,619		558,298		646,861		749,800

NET INCOME	$556,057	8.9%	$960,942	11.5%	$844,460	8.8%	$978,418	8.8%	$1,133,817	8.9%

Summary of Significant Assumptions:

(a)
Net revenues for FY2002 to FY2006 are based upon The Mentor Group's projection and forecasts, considering a discrete mix of volume and price increases.

(b)
Cost of goods sold are adjusted for depreciation and amortization. Expenses are based upon the three-year weighted average as a relationship to revenues.

(c)
Depreciation and amortization are based upon projected expenditures with no step up in basis of fixed assets, i.e., book value equals fair market value, using modified accelerated cost recovery system seven-year depreciation rates for furniture, fixtures and equipment and 39 years for real property. Placed-in-service dates are mid-year.

(d)
Selling, general and administrative expenses are based upon three-year weighted average, as a percent of revenues, adjusted for nonrecurring legal, accounting and registrant related filing fees for a nonpublic company.

(e)
All notes due 01/17/03 were converted to common stock at March 29, 2002.

(f)
Other interest (expense) considers a 0.5 percent increase in over prior year.

(g)
Income taxes reflect Federal and state income taxes at C corporation level; combined effective rate is 39.8 percent, based upon historical payment rates. As explained in Note 5 to the 2001 Financial Statements, the Company has a net operating loss (NOL) of $1.24 million remaining in 2001. The NOL has been subtracted from statutory Federal tax rates in respective years of the forecast.

CLARY CORPORATION

PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—LOW

	PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
	2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME	$556,057	$960,942	$844,460	$978,418	$1,133,817
PLUS: DEPRECIATION & AMORTIZATION	33,181	39,417	35,672	32,333	26,425

TOTAL SOURCES OF CASH	589,238	1,000,359	880,132	1,010,751	1,160,243
USES OF CASH
CAPITAL EXPENDITURES(a)	20,000	22,000	24,200	24,200	29,282
NOTE PAYOUT(b)	0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL(c)	(650,392)	562,227	332,375	382,231	439,566

TOTAL USES OF CASH	(630,392)	584,227	356,575	406,431	468,848

AVAILABLE (NET FREE) CASH FLOW	1,219,630	416,132	523,557	604,320	691,395

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase in working capital is based upon last five years weighted average relationship to sales, or 26.8 percent.

CLARY CORPORATION

PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—HIGH

	PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
	2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME	$556,057	$961,227	$844,944	$979,161	$1,134,556
PLUS: DEPRECIATION & AMORTIZATION	33,181	39,132	34,868	31,099	25,198

TOTAL SOURCES OF CASH	589,238	1,000,359	879,812	1,010,260	1,159,754
USES OF CASH
CAPITAL EXPENDITURES(a)	18,000	19,800	21,780	21,780	26,354
NOTE PAYOUT(b)	0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL(c)	(650,392)	562,227	332,375	382,231	439,566

TOTAL USES OF CASH	(632,392)	582,027	354,155	404,011	465,920

AVAILABLE (NET FREE) CASH FLOW	1,221,630	418,332	525,657	606,248	693,834

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase/(de)crease in working capital is based upon last five years weighted average relationship to sales, or 26.4 percent."

        (f)    Section 3, "Position of the Purchaser Regarding Fairness of the Offer," beginning on page 23 of the Offer to Purchase, is amended as follows:

          (i)    The second bullet point to the second paragraph is amended by deleting the phrase "arm's length."

          (ii)  The third paragraph is amended by inserting the following at the end of the paragraph:

  "The Purchaser's consideration of The Mentor Group's analyses and written opinion was not impacted by the fact that The Mentor Group had previously been engaged jointly by Addmaster and the Company to perform a valuation analysis of the Company.

        (g)  Section 4, "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company—Reasons," beginning on page 23 of the Offer to Purchase, is amended as follows:

          (i)    By inserting the following paragraphs after the first paragraph:

          "Both Addmaster and the Family Shareholders have observed that the trading market for the Company's common shares has remained very thinly traded for a significant period of time. Trades in the shares have been sporadic and it was not unusual for weeks to elapse between trades. As a result, any attempt for a shareholder to sell a significant amount of Company common shares resulted in an immediate drop in price. On one occasion within the past year, a shareholder of the Company directly contacted John G. Clary offering to sell shares to him or to Addmaster because the shareholder was unable to sell on the public market without dramatically affecting the price for those shares. See Section 14, "Price Range of Shares; Dividends; Purchases of Shares."

          The Purchaser has decided to make the Offer at this time for the reasons set forth in Section 1, "Background of the Offer; Contacts with the Company.""

        (h)  Section 4, "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company—Effects of Offer," beginning on page 25 of the Offer to Purchase, is amended as follows:

          (i)    By inserting the following after the third sentence of the second paragraph:

  "As a result, the Company will no longer bear the cost of compliance with SEC regulations, including expenses associated with proxy rules and the preparation of periodic reports, as well as the cost of retaining accounting firms and directors and officers insurance for a public company, which the Company estimates collectively to be approximately $100,000 for the 2003 fiscal year."

          (ii)  By inserting the following paragraph after the fourth paragraph:

          "For additional effects of the Offer, see Section 7, "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for the Common Shares; Pacific Exchange Listing; Margin Regulations and Exchange Act Registration.""

        (i)    Section 6, "Reports, Opinions, Appraisals and Negotiations," beginning on page 28 of the Offer to Purchase, is amended as follows:

          (i)    The fifth paragraph is amended by inserting the following as the first bullet point:

  "•  made no recommendation to the Company as to the consideration to be paid to the Company's Unaffiliated Shareholders;"

          (ii)  The thirteenth paragraph is deleted in its entirety and the following inserted in its place:

          "Using the discounted cash flow (DCF) approach, The Mentor Group compiled projected income statements to forecast available future cash flow. This valuation method was based upon the assumed price an investor would pay for a company, which is the present value of the future stream of income the investor expects to receive from the investment.

          The Mentor Group interpreted available (net free) cash flow as the amount that could be paid to the owner(s) without impairment of business operations and without consideration for its capital structure. The Mentor Group defined it algebraically, as follows:

    after tax excess of revenues over expenses (before interest) plus (+) depreciation and other non-cash charges minus (-) capital expenditures, changes in working capital and non-cash credits equals (=) available (net free) cash flow.

          Estimated future debt-free cash flows for the Company were based upon projected income statements (as shown in Exhibit 3 to Annex B of the Schedule 14D-9). These statements were compiled, in part, using historical income statements.

          After future debt-free cash flows are forecast, The Mentor Group discounted available (net free) cash flow to indicate present value. The future streams of cash flow beyond the forecast period, or the residual value at the end of the forecast period, was also discounted to indicate an estimate of present value. The sum of these two present values, less outstanding debt, represented an estimate of what a prudent investor would pay for the shares of the business under The Mentor Group's analysis.

          The Mentor Group valued the Company as a going concern and assumed business operations would continue well into the future. The future stream of cash flows beyond the forecast period was referred to as residual value. The annuity in perpetuity method was used to calculate the estimated business enterprise residual value. The annuity in perpetuity multiple was defined by the equation:

          Cash flow multiple = 1 / K - g

          The cash flow was multiplied by the available (net free) cash flow of the final year in the forecast, adjusted for the assumed long-term growth rate. This result was discounted to the valuation date using the year ending present value factor, as opposed to a midyear present value factor which The Mentor Group used for calculating the discounted cash flow for each of the preceding years. The result of this calculation was the present value of the business enterprise residual value.

          The Mentor Group based its assumption of the discount rate on the use of the weighted average cost of capital method (WACC). Under this method the cost of each component of a company's capital structure was calculated, and then weighted and summed over all sources.

          Under The Mentor Group's model, there are two basic sources of financing available, namely, debt and equity. For the calculation of the DCF on a debt-free basis, The Mentor Group found it appropriate to use a discount rate based upon the optimal WACC for a company. The Mentor Group compared this capital structure to that of the industry average ratios of debt to total capital and equity to total capital. As The Mentor Group found that the Company's structure did not closely approximate industry averages, The Mentor Group estimated the discount rate based upon an average of standard industry debt and equity levels found in RMA Annual Statement Studies—2001-2002, published by Robert Morris Associates.

          To determine the cost of debt, Kd, The Mentor Group used a calculation for the after-tax yield on debt instruments similar to those for which the Company would qualify. This after-tax cost of debt was calculated as follows:

    Kd = K (1 - t)
    Where,
    Kd = after-tax cost of debt
    K = average pre-tax yield
    t = tax rate

          Using this formula, The Mentor Group computed the Company's after-tax cost of debt at 2.6 percent.

          The Mentor Group defined the cost of equity capital (Ke) as the minimum rate of return that a company must earn on the equity-financed portion of its capital in order to leave the market price of its stock unchanged. The Mentor Group calculated the cost of the required return on the Company's common shares by use of the capital asset pricing model (CAPM). CAPM utilizes the beta coefficient. Under this model, beta is the standard CAPM measure of systematic risk. It gauges the tendency of the return on a stock to move in parallel with the return of the stock market as a whole.

          The Mentor Group used a statistical technique for estimating equity cost by: (1) multiplying the Company's beta coefficient by a leading market index risk premium; and (2) adding the result to the risk-free yield of U.S. Treasury securities. From The Value Line Investment Survey, Standard & Poor's Stock Reports and Stern Stewart Finance Handbook, The Mentor Group estimated a beta coefficient (both levered and unlevered to reflect the debt to equity ratio) to approximate the beta coefficient of the Company's industry. The Mentor Group then multiplied this beta by Ibbottson and Associates equity risk premium (SBBI, 2001 Year Book, Ibbottson Associates). To this The Mentor Group added the yield of 30-Year Treasury Bonds at November 4, 2002, as reported in The Wall Street Journal, to arrive at the appropriate cost of equity capital, before applying a 4.0 point alpha coefficient.

          The cost of equity was then weighted with the after-tax cost of debt to arrive at the WACC, which for this valuation is a range of 19.4 to 22.8 percent."

          (iii)  The fourteenth paragraph is deleted in its entirety and the following inserted in its place:

          "In the excess earnings/net underlying asset approach, a pro forma analysis of the company on a stand-alone basis was performed. In addition to estimating the fair market value of the net tangible assets and other assets of the Company, the existence of goodwill in the Company is analyzed and its value was calculated. Goodwill was based upon earnings capacity. The presence of goodwill and its value, therefore, rested upon the excess of net earnings over and above a reasonable rate of return on the net tangible assets, other assets and long-term debt.

          Pro forma earnings before interest and depreciation (EBID) was calculated for the fiscal year ending December 31, 2002, based upon The Mentor Group's projected income statements and other information provided by the Company's management. From the calculated EBID, the projection of year ending 2002 depreciation expenses was deducted. This yielded earnings before interest after capital charges.

          Next, The Mentor Group analyzed the net tangible assets and the underlying debt of the Company and the respective economic returns that a prudent investor would require on these assets and the long-term debt. The net tangible assets of the Company included primarily working capital and fixed assets. The estimated pre-tax economic return on the working capital was 4.3 percent. This return was estimated based upon the range of returns as represented by the returns on debt and equity capital, shown in Exhibit 2 to Annex B of the Schedule 14D-9, and adjusted for perceived levels of risk. The estimated pre-tax return on the net tangible assets was 4.3 percent based upon the current interest rate the Company would pay on any debt instrument.

          The derived net income streams accruing from the net underlying assets were summed and the amount deducted from earnings before interest. The result was excess earnings attributable to goodwill. Goodwill was estimated by capitalizing (dividing the earnings by the expected rate of return) these excess earnings. The Mentor Group assumed a reasonable after-tax rate of return for goodwill equating to the cost of capital. Hence, calculated excess earnings were capitalized at a rate of a range from 19.4 to 22.8 in Exhibits 5.1 and 5.2 of Annex B of Schedule 14D-9."

          (iv)  The sixteenth paragraph is amended by adding the following text at the end:

  "Based upon the offer price of $2.00 per common share, the consideration to be paid for the common shares to the Unaffiliated Shareholders was above The Mentor Group's estimated market value ranges. Therefore The Mentor Group determined that the transaction was fair to the Unaffiliated Shareholders holding common shares from a financial point of view."

          (v)  The following new paragraphs are inserted after the sixteenth paragraph:

          "When measuring the market value of a business, The Mentor Group found it appropriate to include a control premium if a purchase of common shares puts the buyer in a majority position. Empirical studies relied upon by The Mentor Group indicated that a premium ranging from 15 to 50 percent over and above the freely traded value should be paid for a controlling interest. The exact percentage would depend upon numerous variables, including: overall stock market conditions; the specific industry; total amount of the purchase price; and the method of payment (cash or stock).

          The Mentor Group calculated the cost of the required return on the Company's shares by use of CAPM. In the model, The Mentor Group added a micro capitalization stock premium (small stock premium) of 4.4 percentage points for the valuation of the Company under a condition that the Company's convertible preferred shares would be treated as pure equity (see Exhibit 2.1 of Annex B of Schedule 14D-9). When considering the Company's preferred shares as a debt equivalent with no conversion and DPC gaining a controlling interest in the Company, The Mentor Group calculated that the control premium accruing to DPC would approximate 20 percent.

  According to this analysis, the control premium would offset the 4.4 percentage point small stock risk factor (see Exhibit 2.2 of Annex B of Schedule 14D-9)."

          (vi)  The following paragraphs are added following the seventeenth paragraph on page 31:

          "The Mentor Group determined that its work under the November 7, 2002 engagement by the Special Committee would include providing the following:

  1.
  Review and analysis of the Offer to Purchase, including the preparation of material relating to its financial analyses which would be included in the Offer to Purchase;

  2.
  Review and analysis of the Merger Agreement, including the preparation of material relating to its financial analyses which would be included in the Merger Agreement;

  3.
  Review and analysis of the Schedule 14D-9, including the preparation of material relating to its financial analyses which would be included in the Schedule 14D-9;

  4.
  Presentations to the Special Committee and to the Board of Directors concerning its financial analyses;

  5.
  Other studies, analyses and inquiries that The Mentor Group deemed appropriate; and

  6.
  Preparing and delivering a written opinion to the Special Committee relating to the fairness of the proposed common share Offer Price from a financial point of view.

          At no time did the Special Committee impose any limitations on The Mentor Group regarding its conduct of work or the preparation of a fairness opinion. The Mentor Group maintained complete independence throughout the tenure of its engagement.

          Copies of the draft reports and the final report of The Mentor Group are available for inspection and copying at the principal executive offices of the Company during its regular business hours by an interested equity security holder of the Company or its representative who has been designated in writing."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2003

DYNAMIC POWER CORPORATION
By:	/s/ JOHN G. CLARY
Name:	John G. Clary
Title:	President
ADDMASTER CORPORATION
By:	/s/ JOHN G. CLARY
Name:	John G. Clary
Title:	President
JOHN G. CLARY
/s/ JOHN G. CLARY
JOHN P. CLARY
/s/ JOHN P. CLARY
HUGH L. CLARY
/s/ HUGH L. CLARY

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (c)(1)	Opinion of The Mentor Group dated December 17, 2002[1]
Exhibit (c)(2)	Report of The Mentor Group dated November 6, 2002[2]
Exhibit (c)(3)	Draft Report of The Mentor Group dated August 5, 2002[3]
Exhibit (c)(4)	Draft Report of The Mentor Group dated May 22, 2002[4]

1
Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

2
Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

3
Incorporated by reference to Exhibit (a)(17) to the Schedule 14D-9/A filed by Clary Corporation on January 7, 2003.

4
Incorporated by reference to Exhibit (a)(16) to the Schedule 14D-9/A filed by Clary Corporation on January 7, 2003.

QuickLinks

SCHEDULE TO
  Item 4. Terms of the Transaction
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interests in Securities of the Subject Company
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3
CLARY CORPORATION PROJECTED INCOME STATEMENTS
CLARY CORPORATION PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—LOW
CLARY CORPORATION PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—HIGH
SIGNATURES
INDEX TO EXHIBITS